SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. )*

A.T. CROSS COMPANY
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(Name of Issuer)

Class A Common Stock, $1.00 Par Value
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(Title of Class of Securities)

227478104
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(CUSIP Number)

Tina C. Benik
Vice President
One Albion Road
Lincoln, Rhode Island 02865
(401) 333-1200
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2012
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
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*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)           Names of Reporting Persons

David G. Whalen
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(2)           Check the Appropriate Box if a Member of a Group*                             (a)           [   ]
(b)           [   ]
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(3)           SEC Use Only
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(4)           Source of Funds (See Instructions)
PF
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(5)           Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)                                                                                     [    ]
Not Applicable
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(6)           Citizenship or Place of Organization
United States of America
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	(7)	Sole Voting Power
Number of		1,030,557
Shares
Beneficially	(8)	Shared Voting Power(1)
Owned by		170,545
Each
Reporting	(9)	Sole Dispositive Power
Person With		1,030,557

	(10)	Shared Dispositive Power(1)
		170,545

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(11)           Aggregate Amount Beneficially Owned by Each Reporting Person
1,201,102
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(12)           Check Box if Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)                                                                                     [   ]

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(13)           Percent of Class Represented by Amount in Row 11
9.92% (based upon 11,293,769 shares of Class A common stock outstanding)
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(14)           Type of Reporting Person
IN
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______________________________

(1) Represents shares held in trust with Reporting Person and spouse as trustees.

Item 1.                Security and Issuer.

Class A Common Stock, $1.00 par value per share (“Common Stock”).

A.T. Cross Company, One Albion Road, Lincoln, Rhode Island 02865.

Item 2.               Identity and Background.

(a)	David G. Whalen

(b)	c/o A.T. Cross Company One Albion Road Lincoln, Rhode Island 02865

(c)	c/o A.T. Cross Company President & Chief Executive Officer A.T. Cross Company One Albion Road Lincoln, Rhode Island 02865

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding or administrative body of competent jurisdiction.

(f)	United States of America

Item 3.                Source and Amount of Funds or Other Consideration.

The funds used to purchase certain securities herein described came from the personal resources of the Reporting Person. Other securities described herein were granted by A.T. Cross Company (the “Issuer”) as incentive compensation.

Item 4.                Purpose of Transaction.

The Reporting Person, who serves as President and Chief Executive Officer of the Issuer had acquired certain of the shares over time as an investment and other shares and options as incentive compensation. The Reporting Person has no plans that would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

In his capacity as President and Chief Executive Officer of the Issuer, the Reporting Person may, from time to time, have a role in formulating plans which relate to or would result in any of the foregoing action, which would be disclosed by the Issuer as required under applicable law. The Reporting Person has no such plans in his capacity as an investor.

Item 5.                 Interest in Securities of the Issuer.

(a)
The aggregate number of securities identified pursuant to Item 1 is 1,201,102, which includes 534,351 shares subject to options to purchase the Issuer’s Class A Common Stock exercisable within 60 days and 282,467 shares of restricted Class A Common Stock, representing 9.92% of the class of securities outstanding as contained in the most recently available filing with the Commission by the Issuer.

(b)
The number of shares as to which there is sole power to vote or to direct the vote is 1,030,557, which includes 282,467 shares of restricted Class A Common Stock and 534,351 options to purchase the Issuer’s Class A Common Stock exercisable within 60 days; the number of shares as to which there is sole power to dispose or to direct the disposition is 1,030,557, which includes 282,467 shares of Restricted Stock and 534,351 options to purchase the Issuer’s Class A Common Stock exercisable within 60 days.

(c)	On February 1, 2013, the Reporting Person was granted 50,000 shares of restricted stock.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.                                Material to be Filed as Exhibits.
Exhibit 99.16: Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2013
Date

/s/ Adam J. Gwaltney (Attorney-in-fact for David G. Whalen)
Signature

David G. Whalen
President and Chief Executive Officer
Name/Title